

March 21, 2012

Via E-mail
Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

> **Re:** **FirstMerit Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 000-10161**

Dear Mr. Bichsel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Line of Business Results, page 40

1. Please revise your results of operations in future filings to present your discussion and analysis at the segment level to provide a more granular understanding of each segment's contribution to the company's financial condition and results of operations. Refer to Item 303(A)(3) of Regulation S-K and Release No. 33-8350 (MD&A Interpretive Release).

Asset Quality, page 56

2. Please revise the tabular presentation of non-performing assets on page 57 to separately disclose restructured loans or advise.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 75

3. Please revise future filings to separately disclose the loss share receivables on the face of balance sheet, which we believe represents best practice and is supported by the requirements of SAB Topic 11N.

Notes to Consolidated Financial Statements

General

4. Noting the disclosure of a repurchase reserve for loans previously sold, please revise the footnotes to the financial statements in future filings to include disclosure of your total exposure to loan repurchases, the nature of the warranties and representations under which repurchases are requested and to include a roll-forward of the reserve.

Note 4. Loans and Allowance for Loan Losses, page 104

5. Please revise your future filings to include a roll-forward of your loans accounted for under ASC 310-30, reconciling the contractual receivable to the carrying amount.

6. We note you increased the accretable yield by $82.8 million and $52.3 million during 2011 and 2010, respectively, for transfers from the nonaccretable yield to the accretable yield. Please tell us and revise future filings to discuss any material changes in the assumptions used to determine the accretable yield and to discuss the material changes to it as reflected in the roll-forward.

7. Please revise future filings to include a roll-forward of the FDIC loss share receivable.

8. Please revise future filings to include a roll-forward of the claw-back liabilities.

9. Please revise future filings to conform the tabular presentations of your troubled debt restructuring to the requirements of ASC 310-10-50-33 and 34 and the examples set forth there-in.

Note 16. Fair Value Measurement, page 136

10. We note your disclosure in risk factors on page 26 that many of your derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the positions difficult and potentially costly. We further note that all derivative assets and liabilities are measured using Level 2 inputs at December 31, 2011. Please revise future filings to further clarify the statement made in the risk factors section, including how you considered it in your fair value methodology and classification as using Level 2 inputs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant